                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             Reynolds American Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    761713106
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 761713106

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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     AMVESCAP PLC
     AIM Advisors, Inc.
     AIM Capital Management, Inc.
     Atlantic Trust Company, N.A.
     INVESCO Asset Management (Japan) Limited
     INVESCO Asset Management Limited
     INVESCO Management S.A.
     INVESCO Institutional (N.A.), Inc.
     PowerShares Capital Management LLC
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2.   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a) [ ]
     (b) [ ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     AMVESCAP PLC: England
     AIM Advisors, Inc.: United States
     AIM Capital Management, Inc.: United States
     Atlantic Trust Company, N.A.: United States
     INVESCO Asset Management (Japan) Limited: Japan
     INVESCO Asset Management Limited: United Kingdon
     INVESCO Management S.A.: Luxembourg
     INVESCO Institutional (N.A.), Inc.: United States
     PowerShares Capital Management LLC: United States
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               5. Sole Voting Power 23,056,974: Such shares are held by the following entities in the respective amounts listed:

                    AIM Advisors, Inc. 84,764
                    AIM Capital Management, Inc. 4,308
                    Atlantic Trust Company, N.A. 585
                    INVESCO Asset Management (Japan) Limited 114,206
                    INVESCO Asset Management Limited 22,726,288
                    INVESCO Management S.A. 750
                    INVESCO Institutional (N.A.), Inc. 16,290
                    PowerShares Capital Management LLC 109,789
               -----------------------------------------------------------------
  Number of    6.   Shared Voting Power
    Shares
 Beneficially       -0-
   Owned by    -----------------------------------------------------------------
     Each      7.   Sole Dispositive Power 23,056,974: Such shares are held by
   Reporting        the following entities in the respective amounts listed:
  Person With
                    AIM Advisors, Inc. 84,764
                    AIM Capital Management, Inc. 4,308
                    Atlantic Trust Company, N.A. 585
                    INVESCO Asset Management (Japan) Limited 114,206
                    INVESCO Asset Management Limited 22,726,288
                    INVESCO Management S.A. 750
                    INVESCO Institutional (N.A.), Inc. 16,290
                    PowerShares Capital Management LLC 109,789
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     23,056,974
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     N/A
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11.  Percent of Class Represented by Amount in Row (9)

     7.80%
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12.  Type of Reporting Person (See Instructions)

     IA, HC. See Items 2 and 3 of this statement.
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                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:

            Reynolds American Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            401 North Main Street
            Winston Salem, NC 27102

Item 2(a)   Name of Person Filing:

            AMVESCAP PLC

            In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

            Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)   Address of Principal Business Office:

            30 Finsbury Square
            London EC2A 1AG
            England

Item 2(c)   Citizenship:

            See the response to Item 2(a) of this statement.

Item 2(d)   Title of Class of Securities:

            Common Stock, $.0001 par value per share

Item 2(e)   CUSIP Number:

            761713106

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (e)   [x]   An investment adviser in accordance with section
                  240.13d-1(b)(1)(ii)(E)

      (g)   [x]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

            As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4      Ownership:

            Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

            Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8      Identification and Classification of Members of the Group:

            N/A

Item 9      Notice of Dissolution of a Group:

            N/A

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        02/14/2007
                                        Date

                                        AMVESCAP PLC


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley

                                  Exhibit Index

Exhibit A   Joint Filing Agreement